UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	May 31, 2012
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FORM 12b-25
SEC FILE NUMBER
0-16284

NOTIFICATION OF LATE FILING	CUSIP NUMBER
878311109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N- SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TECHTEAM GLOBAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

27335 West 11 Mile Road

Address of Principal Executive Office (Street and Number)

Southfield, MI 48033

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechTeam Global, Inc. (the "Company"), without unreasonable effort or expense, is unable to file its Annual Report on Form 10-K (the "Form 10-K") for the period ended December 31, 2009 by the prescribed filing date due to the complexity of determining potential impairments related to goodwill and intangible assets and their related tax impact. Management has concluded that the Company will record an impairment charge related to goodwill and intangible assets. This conclusion was reached in connection with the preparation of the audited financial statements for the year ended December 31, 2009. Management is currently completing the valuation process and related review required to determine the extent of the impairment charge to be recorded as of December 31, 2009. These reviews and analyses are related to a decline in the value of one or more of the Company's reporting units. The Company expects to file its Form 10-K on or before March 31, 2010, the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Margaret M. Loebl	248	213-3697
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes   ☒           No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒           No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following unaudited results for the year ended December 31, 2009 are based upon the financial information available to us at this time. Total Company revenue decreased $48.7 million to $211.2 million in 2009 from $259.9 million in 2008. Gross profit for the same period decreased $9.9 million to $50.5 million in 2009 from $60.4 million in 2008. However, gross margin improved to 23.9% in 2009 from 23.2% in 2008. Due to the pending impairment charge, operating income has not been finalized. The Company estimates that Operating Income before Impairment Charge will be between $7.1 to $7.5 million for the year ended December 31, 2009, compared to $7.8 million for 2008. Additionally, the Company estimates that Income before Income Taxes and Impairment will be between $5.4 to $5.8 million for the year ended December 31, 2009 compared to $7.2 million for 2008. For the reasons stated in Part III above, the Company has not finalized the fourth quarter non-cash impairment charge and related tax impact and therefore is not able to determine the Company's net income (loss) or earnings (loss) at this time.

HIGHLAND BUSINESS SERVICES®    P (800) 875-2980    F (602) 375-0741    www.edgarfilings.biz    edgarfilings@highlandweb.com
Revised 3/3/2010

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TECHTEAM GLOBAL, INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 12, 2010	By	/s/ Margaret M. Loebl
Name Margaret M. Loebl
Title Vice President,
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

HIGHLAND BUSINESS SERVICES®    P (800) 875-2980    F (602) 375-0741    www.edgarfilings.biz    edgarfilings@highlandweb.com
Revised 3/3/2010

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